October 12, 2017

BY EDGAR

John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Nexa Resources S.A.

Amendment No. 1 to Registration Statement on Form F-1

Filed on October 10, 2017

File No. 333-220552

Dear Mr. Reynolds:

We set forth below the responses of Nexa Resources S.A. (formerly VM Holding S.A.) (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated October 11, 2017 with respect to amendment no. 1 to registration statement on Form F-1 (File No. 333-220552) (“Amendment No. 1”) publicly filed with the Commission on October 10, 2017.

We have reproduced below in bold the Staff’s comments and have provided the Company’s response below each comment.  We have also attached hereto as Annexes A, B, C, D and E for the Staff’s review certain marked pages reflecting proposed revisions to Amendment No. 1 to address the comments raised by the Staff in its letter.  The Company expects to include these revisions in a further amendment to the above-captioned registration statement on Form F-1 (“Amendment No. 2”), which it would file once the Staff has had an opportunity to consider the Company’s proposed revisions.

Dividend Policy, page 64

1.                                      We note your response to comment 1. Please clarify that as of June 30, 2017 you would have been unable to pay dividends because your legal reserve was zero. Also disclose how you could fund the legal reserve in order to pay future dividends.

The Company proposes to revise the disclosure under the heading “Dividend Policy”, as shown in Annex A.

2.                                      We note your disclosure on page 65 that approximately $605.4 million is available for distribution prior to the consummation of this offering. Please clarify whether this amount will be distributed prior to the consummation of the offering.

The Company proposes to revise the disclosure under the heading “Dividend Policy”, as shown in Annex A.

Dilution, page 67

3.                                      Please tell us why you are including intangible assets, including goodwill, in your net tangible book value.

The Company proposes to revise the disclosure under the heading “Dilution” and the related risk factor, as shown in Annex B.

Notes to the combined consolidated financial statements

2 Summary of significant accounting policies

2.12 Intangible assets

(b) Rights over natural resources, page F-67

4.                                      We acknowledge your response to comment 15. In footnote 2.12 (b), you indicate that costs for the acquisition rights to explore and develop mineral properties are capitalized and amortized using the straight line method over their useful lives which include the period of extraction for both mineral reserves and mineral resources. To the extent that inferred mineral resources are included in your amortization calculation, please tell us your basis for their inclusion given that the tonnage, grade and mineral content can typically only be estimated with a low level of confidence and explain to us how you compensated for this lower confidence level in making your determination. In addition, tell us the impact that including inferred mineral resources has on your life of mine calculation and describe the timing and nature of reassessments you perform over your life of mine estimate.

The Company’s management assesses the useful life of each of its operation separately based on the characteristics of each deposit, and selects the reserve and resource base that best reflects the useful life of the operation.  In management’s view, reserves and measured and indicated resources alone may not provide a realistic indication of the useful life of mine and related assets in Peru.  The Company therefore includes a portion of its inferred mineral resources in the calculation of the amortization of costs for the acquisition rights to explore and develop its mineral properties in Peru on the basis that management is confident that certain inferred resources will eventually be classified as measured and indicated resources.

Management’s confidence regarding the inclusion of a portion of its inferred resources in these calculations is based in part on the Company’s historical experience of replenishing a significant portion of its reserves from the conversion of measured, indicated and inferred resources.  The Company’s conversion rate from inferred mineral resources into measured and indicated resources in Peru from 2013 to 2016 was approximately 88%.  This high volume of replenishment is due in part to the underground nature of most of the Company’s operations in Peru.  An underground operation typically has a relatively short life of mine based solely on reserves but relatively high reserve and resource replenishment despite ongoing extraction activities.

The Company includes certain, but not all, inferred resources associated with its properties in Peru in its amortization calculation, based in part on the historical conversion rate described above.  For the year ended December 31, 2016, the Company included approximately 72% of total inferred mineral resources in Peru in the amortization calculation.  These inferred mineral resources accounted for approximately 25% of the life of mine used for this calculation.  If the Company were to omit inferred mineral resources from its amortization calculations, these calculations would not reflect management’s best estimate of life of mine and would result in a significant acceleration of amortization expenses.

The Company evaluates the inclusion of inferred mineral resources in its amortization calculation on an annual basis, taking into consideration management’s confidence in the economic recovery of these resources, as well as the evaluation of geological data generated during the course of operation.  To date, the Company’s management has not deemed it necessary to modify the amortization calculation based on the aforementioned considerations.

The Company proposes to revise Notes 2.12(b) and 4(f) to the audited combined consolidated financial statements to provide additional disclosure, as shown in Annex C.

36 Earnings per share, page F-125

5.                                      We acknowledge your response to comment 17. Please tell us why the financial statements included in your F-1 filed on September 21, 2017 did not reflect a retroactive adjustment in the number of shares outstanding arising from transfers from capital to share premium related to the cancellation of 300,000,000 shares on September 18, 2017 when these financial statements were authorized by the board on September 19, 2017. In addition, tell us why the report date of your independent registered public accounting firm does not appear to address the retroactive adjustments you have made to earnings per share.

The financial statements that were included in the Company’s registration statement on Form F-1 dated September 21, 2017 should have reflected the retroactive adjustment to the number of shares outstanding.  This retroactive adjustment was reflected in the financial statements that were included in Amendment No. 1, which also reflected a retroactive adjustment to the number of shares outstanding as a result of a transfer from capital to share premium related to the cancellation of 428,595,552 common shares on October 6, 2017.  The Company proposes to revise the financial statements to be included in Amendment No. 2 to note the error in its previous financial statements, as shown in Annex D.  In addition, the Company proposes to revise the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting” and the related risk factor to address a material weakness in the Company’s internal control over financial reporting in connection with this revision, as shown in Annex E.

The auditor’s report in Amendment No. 2 will be dated as follows:  “August 10, 2017, except for the revision mentioned in note 2.1.1 and the common control transaction described in note 37(d), as to which the date is September 19, 2017 and except for the earnings per share calculation presented in note 36, the subsequent events regarding the Share premium payments and capital conversion described in note 37(f) and the name change described in note 37(g), as to which the date is October 09, 2017.”

2

Exhibit 5.1

6.                                      We note the statement that the opinion relates to “a certain number of existing shares” and “a certain number of shares to be issued.” Please revise to state the number of existing shares, including the underwriters’ overallotment amount, and the number of shares to be issued.

The Company will file a revised opinion letter as an exhibit to Amendment No. 2 to include the information requested by the Staff.

7.                                      We note your response to comment 9. Please delete the statement that the Opinion “may not be relied upon by any other person.”

The Company will file a revised opinion letter as an exhibit to Amendment No. 2 that no longer includes this statement.

Exhibit 23.1

8.                                      Please tell us why the report date of your independent registered public accounting firm noted here is different than the report date on page F-43.

The report of the Company’s independent registered public accounting firm that was included in Amendment No. 1 contained a typographical error with respect to the date.  The report in Amendment No. 2 will read as shown in response to Comment 5 above.

****************************

3

We hope that the Company’s responses above adequately address the Staff’s comments.  If the Staff has any questions or requires any additional information, please do not hesitate to contact Nicolas Grabar or Francesca L. Odell at Cleary Gottlieb Steen & Hamilton LLP at 212 225 2000.

Very truly yours,

/s/ Mario Bertoncini
Mario Bertoncini
Senior Vice President Finance and Chief Financial Officer

cc:	Joanna Lam
Joel Parker
George Schuler
Michael Killoy
Brigitte Lippmann
U.S. Securities and Exchange Commission

Tito Botelho Martins Junior
Renata Penna Moreira Gunzburger
Nexa Resources S.A.

Nicolas Grabar
Francesca L. Odell
Cleary Gottlieb Steen & Hamilton LLP

Ivan T. Grbešić
Stikeman Elliott LLP

4

Annex A

DIVIDEND POLICY

We intend to make annual distributions on our common shares. The amount of distributions will be subject to the requirements of Luxembourg law and the approval of our board of directors or our shareholders, as applicable, and will depend on a number of factors, including, but not limited to, our cash balance, cash flow, earnings, capital investment plans, expected future cash flows from operations and our strategic plans, as well as legal requirements and other factors we may deem relevant at the time. As of the date of this prospectus, there are no contractual restrictions on our ability to make distributions to our shareholders. Subject to these considerations, we intend to distribute each year amounts equal to at least 2.0% of our average market capitalization for the previous fiscal year. For this purpose, our average market capitalization for a fiscal year is the sum of the daily market capitalization for each NYSE trading date in such fiscal year divided by the number of NYSE trading days in such fiscal year, where the daily market capitalization for any trading day is the product of the NYSE closing price per share in U.S. dollars of our common shares on such trading day and the number of common shares outstanding on such trading day.

Each common share entitles the holder to participate equally in distributions, unless the right to distributions has been suspended in accordance with our articles of association or applicable law.

We intend to declare and make distributions in our common shares in the form of either dividends or reimbursements of share premium. Under Luxembourg law, dividends are determined by a simple majority vote at a general shareholders’ meeting based on the recommendation of our board of directors. Furthermore, pursuant to our articles of association, the board of directors has the power to declare interim dividends and proceed with reimbursements of share premium in accordance with applicable Luxembourg law.

We and our subsidiaries are subject to certain legal requirements that may affect our ability to pay dividends or other distributions. Distributions to shareholders (including in the form of dividends or reimbursement of share premium) may only be made out of amounts available for distribution in accordance with Luxembourg law, determined on the basis of our standalone statutory accounts prepared under Luxembourg GAAP. Under Luxembourg law, the amount of a distribution paid to shareholders (including in the form of dividends or reimbursement of share premium) may not exceed the amount of the profits at the end of the last financial year plus any profits carried forward and any amounts drawn from reserves that are available for that purpose, less any losses carried forward and sums to be placed in reserve in accordance with Luxembourg law or our articles of association. Furthermore, no distributions (including in the form of dividends or reimbursement of share premium) may be made if at the end of the last financial year the net assets as set out in the standalone statutory accounts prepared under Luxembourg GAAP are, or following such a distribution would become, less than the amount of the subscribed share capital plus the non-distributable reserves. Distributions in the form of dividends may only be made out of net profits and profits carried forward, whereas distributions in the form of share premium reimbursements may only be made out of available share premium.

Luxembourg law also requires at least 5.0% of our net profits per year to be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10.0% of our issued share capital. If the legal reserve subsequently falls below the 10.0% threshold, at least 5.0% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution. See “Description of Share Capital—Distributions.”

As of June 30, 2017, the legal reserve of Nexa Resources, on the basis of our standalone statutory accounts prepared under Luxembourg GAAP, was zero, and we would not have been able to declare or pay any dividends. We can provide Nexa Resources with the capacity to pay dividends by causing our subsidiaries to pay dividends to Nexa Resources, subject to any conditions under the corporate law applicable to each subsidiary. This would result, after any related costs, in profits at Nexa Resources, which would contribute to creating amounts that, after mandatory allocations of profits, are available for distribution as dividends in accordance with Luxembourg law as described above.

~~Our legal reserve was zero as~~ As of June 30, 2017~~. The~~, the amount available for distribution to shareholders in the form of share premium reimbursements ~~as of such date~~ was US$165.9 million. This amount was calculated based on the share premium reserve, plus any profits made since the end of last financial year, less losses carried forward, as set forth in our standalone statutory accounts as of June 30, 2017 prepared under Luxembourg GAAP. On September 15, 2017, we distributed US$140.0 million as share premium reimbursements to our shareholders. On September 18, 2017 and October 6, 2017, our shareholders approved a capital conversion into share premium in the amounts of US$300.0 million and US$428.6 million, respectively, which will be available for distribution to our shareholders through share premium reimbursements. Of this amount, we will distribute US$150.0 million as share premium reimbursements to our shareholders prior to the consummation of this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Following the capital conversions and distributions referred to above ~~but prior to the consummation of this offering~~, the amount available for distribution to shareholders is expected to be approximately US$604.5 million. None of this amount will be distributed prior to or in connection with the offering.

We are a holding company and have no material assets other than our ownership of shares in our subsidiaries. When we pay a dividend or other distribution on our common shares in the future, we generally cause our operating subsidiaries to make distributions to us in an amount sufficient to cover any such dividends or distributions. Our subsidiaries’ ability to make distributions to us is subject to their capacity to generate sufficient earnings and cash flow, and may also be affected by statutory accounting and tax rules in Brazil and Peru. As of the date of this prospectus, there are no material contractual restrictions on our subsidiaries’ ability to make distributions to us.

A Luxembourg withholding tax of 15.0% is generally due on dividends and similar distributions made by us to our shareholders. However, distributions on our common shares that are sourced from a reduction of share capital or share premium are not subject to Luxembourg withholding tax provided that we do not have distributable reserves or profits in our standalone statutory accounts prepared under Luxembourg GAAP. See “Taxation—Luxembourg Tax Considerations—Shareholders.”

There is no law, governmental decree or regulation in Luxembourg that would affect the remittance of dividends or other distributions by us to nonresident holders of our common shares, other than withholding tax requirements. In certain limited circumstances, the implementation and administration of international financial sanctions may affect the remittance of dividends or other distributions. There are no specified procedures for nonresident holders to claim dividends or other distributions.

Computershare Trust Company, Inc. will be the paying agent for shareholders who hold common shares listed on the NYSE and on TSX. Dividends and other distributions on our common shares will be declared and paid in U.S. dollars. Dividends and other distributions on common shares listed on the NYSE will be the same as for common shares listed on the TSX.

Annex B

DILUTION

If you invest in our common shares, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of our common shares in this offering and the pro forma as adjusted net tangible book value per common share immediately after the completion of this offering. Dilution results from the fact that the initial public offering price per common share is substantially in excess of the book value per common share attributable to the existing shareholders for our presently outstanding common shares.

Our actual net tangible book value as of June 30, 2017 was US$~~2,399.2~~534.2 million, corresponding to an actual net tangible book value of US$~~2.85~~0.63 per common share. Net tangible book value per common share represents the total amount of our total assets~~net of our~~, less intangible assets, less total liabilities and non-controlling interests, divided by the total number of our common shares outstanding.

Pro forma net tangible book value per common share is calculated after giving effect to: (i) the share premium reimbursement to our shareholders in the total amount of US$140.0 million made on September 15, 2017; (ii) the dividends to be paid on October 16, 2017 by our subsidiary Milpo to its shareholders, of which Milpo’s non-controlling shareholders will receive US$58.3 million; (iii) the share premium reimbursement to our shareholders in the total amount of US$150.0 million that we will make prior to the consummation of this offering; (iv) the conversion of share capital into share premium through the cancellation of 300,000,000 common shares on September 18, 2017; and (v) the conversion of share capital into share premium through the cancellation of 428,595,552 common shares on October 6, 2017.

Pro forma as adjusted net tangible book value per common share is calculated after giving further effect to the sale by us of 20,500,000 common shares offered by us in this offering, and assuming an initial public offering price of US$19.50 per common share, the midpoint of the estimated offering price range per common share set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value estimated at June 30, 2017 would have been US$~~2,427.9~~562.9 million, representing US$~~18.21~~4.22 per common share. This represents an immediate increase in pro forma net tangible book value of US$~~0.03~~2.57 per common share to existing shareholders and an immediate dilution in pro forma net tangible book value of US$~~1.29~~15.28 per common share to new investors purchasing our common shares in the offering.

The following table illustrates this dilution per common share.

B-1

Per Common Share
Assumed initial public offering price per common share	US$	19.50
Actual net tangible book value per common share as of June 30, 2017	~~2.85~~ 0.63
Pro forma net tangible book value per common share as of June 30, 2017	~~18.18~~ 1.65
Increase in pro forma net tangible book value per common share attributable to the sale of common shares in this offering	~~0.03~~ 2.57

Pro forma as adjusted net tangible book value per common share immediately after this offering	~~18.21~~ 4.22

Dilution in pro forma net tangible book value per common share to new investors	~~1.29~~ 15.28

A US$1.00 increase or decrease in the assumed initial public offering price of US$19.50 per common share would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per common share after giving effect to the offering by US$1.00 per common share and the dilution in pro forma net tangible book value per common share to new investors in the offering by US$0.15 per common share, assuming no change to the number of common shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

Risk Factor:

As a new investor, you will experience substantial and immediate dilution in the net tangible book value per share of your common shares.

The initial public offering price of our common shares is substantially higher than the pro forma net tangible book value per share of our outstanding common shares. Investors purchasing common shares in this offering will incur an immediate dilution of US$~~1.29~~15.28 in pro forma net tangible book value per common share (based on the midpoint of the estimated offering price range per common share set forth on the cover page of this prospectus). This means that investors in this offering will pay a price per common share that substantially exceeds the value of our total assets~~net of our~~, less intangible assets, less total liabilities and non-controlling interests, divided by the total number of common shares. See “Dilution” for more information.

B-2

Annex C

2.12        Intangible assets

(b)           Rights over natural resources

Costs for the acquisition of rights to explore and develop mineral properties are capitalized and amortized using the straight line method over their useful lives. Useful lives consider the period of extraction for both mineral reserves and mineral resources, which includes approximately 70% of the Company’s inferred resources. Although there is less assurance that mineral resources will eventually be realized as compared to proven and probable reserves, they are considered to be economically valuable based on our historical experience and are considered in the useful life of the mine for accounting purposes, as there has been a continuous conversion of the inferred reserves into measured and indicated, and then to mineral reserves. Considering the nature of the Company’s production year on year, the expense calculated under the straight line method is not considered to be materially different to what it would be calculated under the unit of production method.

Once the mine is operational, these costs are amortized and considered as a cost of production.

4 Critical accounting estimates and judgments

(f)            Determination of mineral reserves as basis to determine Life of Mine

Mineral reserves are resources known to be economically feasible for extraction under conditions at the applicable measurement date. The amortization method and rates applied to the rights to use natural resources reflect the pattern in which the benefits are expected to be used by the Company and based on the estimated life of mine. Any changes to life of mine, based on mineral reserves, mineral resources estimates ~~or~~and mining plan, may affect prospective amortization rates and assets carrying values.

The process of estimation of mineral reserves ~~is~~and mineral resources are based on a technical evaluation, which includes accepted geological, geophysics, engineering, environmental, legal and economic estimates, which when evaluated in aggregate can have relevant impact in the economic viability of the mineral reserves. The Company uses various assumptions with respect to expected future conditions, such as ore prices, inflation rate, exchange rates, technology improvements, production costs, among other. Reserve estimates are reviewed periodically and any changes are adjusted to reflect life of mine and consequently adjustments to amortization periods.

As presented in Note 17, the Company recorded in the year 31 December 2016 amortization of rights to use natural resources in the amount of US$ 74,014 (2015—US$ 73,353 and 2014 US$—73,683), with an average rate of 5.0% per year, based on the criterion described in Note 2.12 (b).

C-1

Annex D

VM Holding S.A.

Condensed consolidated unaudited interim income statement

Periods ended June 30

All amounts in thousands of dollars, unless otherwise stated

		Three-month period ended		Six-month period ended
	Note	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Net revenue from products sold	14	555,796	469,102	1,086,978	863,535
Cost of products sold	15	(392,800)	(334,215)	(768,818)	(649,759)
Gross profit		162,996	134,887	318,160	213,776
Operating expenses
Selling	15	(21,513)	(23,355)	(42,241)	(44,170)
General and administrative	15	(35,711)	(22,856)	(73,226)	(46,861)
Other operating expenses, net	16	(27,347)	(30,631)	(49,155)	(35,189)
		(84,571)	(76,842)	(164,622)	(126,220)
Operating profit before equity results and net financial results		78,425	58,045	153,538	87,556
Net financial results	17
Financial income		10,645	6,290	20,874	12,785
Financial expenses		(29,047)	(19,261)	(51,433)	(34,681)
Foreign exchange gains (losses), net		(51,603)	70,508	(35,351)	133,777
		(70,005)	57,537	(65,910)	111,881
Results of investees
Share in the results of associates		—	—	(10)	(158)
Profit before taxation		8,420	115,582	87,618	199,279
Income tax
Current		(28,882)	(21,270)	(39,539)	(31,067)
Deferred		25,534	(943)	12,220	(29,077)
Net income for the period		5,072	93,369	60,299	139,135
Net income attributable to the owners of the parent		(4,128)	84,567	44,972	129,636
Net income attributable to non-controlling interests		9,200	8,802	15,327	9,499
Net income for the period		5,072	93,369	60,299	139,135
Average number of shares—thousand (revised)	13 (b)	112,821	95,568	112,821	48,480
Basic and diluted earnings per share—US$ (revised)	13 (b)	0.04	0.98	0.53	2.87
Unaudited pro forma average number of shares—thousand	13 (b)	—	—	125,387	—
Unaudited pro forma earnings (loss) per share to owners of the parent—US$	13 (b)	—	—	0.36	—

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

13 Equity

(a)                                 Accumulated other comprehensive income (loss)

The Company recognizes in other comprehensive income the effects of foreign exchange gains/losses on direct and indirect investments abroad.

This account also includes: fair value gains/losses on derivatives designated to mitigate risks related to foreign exchange, commodity prices and interest rates (hedge accounting), and actuarial gains and losses on pension plans.

The changes in the accumulated other comprehensive income are as follows:

	Currency translation of foreign subsidiaries	Remeasurements with retirement benefits	Hedge accounting	Total
At January 1, 2016	(119,460)	3,327	6,276	(109,857)
Currency translation of foreign subsidiaries	38,546	—	—	38,546
Operating cash flow hedge accounting	—	—	(4,495)	(4,495)
At June 30, 2016	(80,914)	3,327	1,781	(75,806)
At January 1, 2017	(89,087)	3,327	(17,170)	(102,930)
Currency translation of foreign subsidiaries	(6,146)	—	—	(6,146)
Operating hedge accounting	—	—	8,880	8,880
At June 30, 2017	(95,233)	3,327	(8,290)	(100,196)

(b)                                 Earnings per share

Basic and diluted earnings per share were computed as shown in the table below for the periods indicated. Basic earnings per share are computed by dividing the net income attributable to the shareholders of VMH by the average number of shares for the period. Diluted earnings per share are computed on a similar way, but with the adjustment in the denominator when assuming the conversion of all shares that may be diluted.

The Company’s previously published financial statements contained an error in earnings per share that has been corrected.  In preparing earnings per share information, the Company did not properly reflect the effect of cancellation of the 300,000,000 shares in September 18, 2017. Subsequently, the per share information has been further retroactively adjusted for additional reduction in the number of shares arising from transfers from Capital to Share Premium.

Earnings per share information have been retroactively adjusted for proportional reductions in the number of shares arising from transfers from Capital to Share Premium, which resulted in the cancellation of 350,000,000 shares in April 2016, 200,000,000 shares in June 2017, 300,000,000 shares in September 2017 and 428,595,552 shares in October 2017, tor a total of 1,278,595,552 shares.

Basic

	Three-month period ended		Six-month period ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Profit attributable to the Company’s Shareholders	5,072	93,369	60,299	139,135
Weighted average number of outstanding common shares ~~(~~— thousands (revised)	112,821	~~94,568~~95,568	112,821	48,480
Earnings per share in US Dollars (revised)	0.04	0.98	0.53	2.87

Diluted

Basic and diluted earnings per share are considered the same, once there is no dilution effect.

Pro forma earnings per share

Unaudited pro forma earnings per share for the six months ended June 30, 2017 reflects the potential number of shares necessary to be issued whose proceeds in excess of the net income attributable to owners of the parent for the six months ended June 30, 2017 would be necessary to fund the distribution of the US$ 290,000 share premium reimbursement in September 2017, and October 2017, as mentioned in Note 19.

(Unaudited)
June 30, 2017
Share premium reimbursements	290,000
Less net income attributable to owners of the parent	(44,972)
Proceeds in excess of net income	245,028
Divided by share price (US$ per shares)—Mid point	19.50
Number of shares necessary—thousand	12,566
Historical average number of shares—thousand	112,821
Pro forma average number of shares—thousand	125,387
Pro forma earnings (loss) per share to owners of the parent—US$	0.36

(c)                                  Share premium

As of June 30, ~~2016~~2017, the Company statutory retained earnings, classified as share premium reserve available for distribution were US$ 165,881.

VM Holding S.A.

Combined consolidated income statement

Years ended 31 December

All amounts in thousands of dollars, unless otherwise stated

	Note	(Revised) 2016	2015	2014
Continuing operations
Net revenue from products sold	27	1,912,813	1,824,840	2,118,332
Cost of products sold	28	(1,387,073)	(1,422,947)	(1,594,891)
Gross profit		525,740	401,893	523,441
Operating expenses
Selling	28	(90,647)	(84,559)	(93,070)
General and administrative	28	(127,305)	(106,299)	(149,808)
Other operating expenses, net	30	(177,819)	(47,105)	(108,281)
		(395,771)	(237,963)	(351,159)
Operating profit before equity results and net financial results		129,969	163,930	172,282
Net financial results	31
Financial income		24,955	19,268	13,662
Financial expenses		(70,374)	(61,625)	(73,469)
Exchange variation gains (losses), net		124,500	(299,574)	(107,266)
		79,081	(341,931)	(167,073)
Results of investees
Share in the results of associates	15	(158)	(256)	—
Profit (loss) before taxation		208,892	(178,257)	5,209
Taxes on income	22 (a)
Current		(75,282)	(62,758)	(81,345)
Deferred		(23,101)	101,537	53,852
Profit (loss) for the year from continuing operations		110,509	(139,478)	(22,284)
Discontinued operations		—	(318)	(4,753)
Profit (loss) for the year		110,509	(139,796)	(27,037)
Profit (loss) attributable to the owners of the parent		93,167	(129,461)	(33,843)
Profit (loss) attributable to non-controlling interests		17,342	(10,335)	6,806
Profit (loss) for the year		110,509	(139,796)	(27,037)
Average number of shares—thousand (revised)	36(a)	80,699	1,874	1,819
Basic and diluted earnings (loss) per share—US$ (revised)	36(a)	1.37	(74.60)	(14.86)
Unaudited pro forma average number of shares—thousand	36(c)	90,793	—	—
Unaudited pro forma earnings (loss) per share to owners of the parent—US$	36(c)	1.03	—	—

The accompanying notes are an integral part of these combined consolidated financial statements.

36 Earnings per share

Basic and diluted earnings per share were computed as shown in the table below for the periods indicated. Basic earnings per share are computed by dividing the net income attributable to the shareholders of VMH by the average number of shares for the period. Diluted earnings per share are computed on a similar way, but with the adjustment in the denominator when assuming the conversion of all shares that may be diluted.

The Company’s previously published financial statements contained an error in earnings per share that has been corrected.  In preparing earnings per share information, the Company did not properly reflect the effect of cancellation of the 200,000,000 shares in June 28, 2017 and 300,000,000 shares in September 18, 2017. Subsequently, the per share information has been further retroactively adjusted for additional reduction in the number of shares arising from transfers from Capital to Share Premium.

a)                                     Basic

Earnings per share information have been retroactively adjusted for proportional reductions in the number of shares arising from transfers from Capital to Share Premium, which resulted in the cancellation of 350,000,000 shares in April 2016, 200,000,000 shares in June 2017, 300,000,000 shares in September 2017 and 428,595,552 shares in October 2017, for a total of 1,278,595,552 shares.

	~~(Unaudited)~~
	2016	2015	2014
Profit attributable to the Company’s Shareholders	110,509	(139,796)	(27,037)
Weighted average number of outstanding common shares ~~(~~- thousands (revised)	80,699	1,874	1,819
Earnings per share in US Dollars (revised)	1.37	(74.60)	(14.86)

b)                                     Diluted

In December 31, 2016 the total shares of 110,910,811 related to the put option mentioned in Note 1 (iv) and (v) were not considered in the diluted calculation as it would have an anti-dilution effect, therefore basic and diluted earnings per share are considered the same.

c)                                      Pro forma earnings per share

Unaudited pro forma earnings per share for the year ended 31 December 2016 reflects the potential number of shares necessary to be issued whose proceeds in excess of the net income attributable to owners of the parent for the year ended 31 December 2016 would be necessary to fund the distribution of the US$ 290,000 share premium reimbursement in September 2017, and October 2017, as mentioned in Note 37 (f).

(Unaudited)
2016
Share premium reimbursements	290,000
Less net income attributable to owners of the parent	(93,167)
Proceeds in excess of net income	196,833
Divided by share price (US$ per shares)—Mid point	19.5
Number of shares necessary—thousand	10,094
Historical average number of shares—thousand	80,699
Pro forma average number of shares—thousand	90,793
Pro forma earnings (loss) per share to owners of the parent—US$	1.03

Annex E

We have identified ~~a~~ material weaknesses in our internal control over financial reporting.

In connection with the review of the accounting for a net investment hedge and our earnings per share calculations as of December 31, 2016, we identified ~~a~~ material weaknesses in our internal control over financial reporting. ~~This~~These control deficienc~~y~~ies resulted in ~~a~~ revisions of our audited combined consolidated annual financial statements as of and for the year ended December 31, 2016. The accompanying audited combined consolidated financial statements reflect the revisions. We are implementing several measures intended to remedy ~~this~~these material weaknesses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting.”

We cannot be certain that other material weaknesses and control deficiencies will not be discovered in the future. If our remediation measures are not successful or other material weaknesses exist, we may be unable to report our financial results accurately on a timely basis, which could cause our reported financial results to be materially misstated. This could result in a loss of investor confidence and cause the market price of our common shares to decline.

Internal Control over Financial Reporting

After the completion of the offering, we will be required to comply with requirements under the Exchange Act, and subject to available exemptions under National Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings (or NI 52-109), to maintain internal control over financial reporting, as defined under the Exchange Act and under NI 52-109. In addition, for each fiscal year beginning with the year ended December 31, 2018, we will be required (a) to evaluate the effectiveness of our internal control over financial reporting as of the end of the fiscal year, (b) to report on our conclusions as to its effectiveness in our annual report on Form 20-F and (c) to include in our annual report on Form 20-F a report of our independent auditor on the effectiveness of our internal control over financial reporting. Under NI 52-109, we may be required to (a) evaluate the effectiveness of our internal control over financial reporting as of the end of the fiscal year, and (b) report on our conclusions as to its effectiveness in respect of the fiscal year ended December 31, 2017.

Neither we nor our independent auditor has conducted a comprehensive evaluation of the effectiveness of our internal control over financial reporting in connection with the offering, and no such evaluation is required until after we become subject to the requirements summarized above.

However, in connection with a review of our audited combined consolidated financial statements for the year ended December 31, 2016, we identified ~~a~~ control deficienc~~y~~ies that constitute~~s a~~ material weaknesses in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable

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possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to the effectiveness of a control intended to properly document and review the designation of a hedging instrument as a net investment hedge and earnings per share calculations under IFRS. The controls ~~was~~were ineffective because of ~~a~~ failures in the process applied to consider the impact on hedge designation of internal legal entity reorganizations and in the process applied to consider retroactive application of reverse stock splits in the earnings per share calculations.

~~This~~These material weaknesses resulted in ~~an~~ errors in our audited combined consolidated financial statements as of and for the year ended December 31, 2016. We designated a U.S. dollar-denominated debt between VMZ and Nexa Resources as a hedge of Nexa Resources’ net investment in its subsidiary Votorantim Andina S.A., and recorded exchange gains and losses related to this debt in other comprehensive income in equity rather than in the income statement. This error, which was immaterial, has been corrected in the audited combined consolidated financial statements included elsewhere in this prospectus. See Note 2.1.1 to the audited combined consolidated financial statements. Also, in preparing the earnings per share information, the Company did not properly reflect the effect of the cancellation of 200,000,000 shares on June 28, 2017 and 300,000,000 shares on September 18, 2017. This error has also been corrected in the audited combined consolidated financial statements included elsewhere in this prospectus. See Note 36 to the audited combined consolidated financial statements.

To remediate the identified material weaknesses, we are implementing several measures to improve our internal control over financial reporting, including: (i) improving the formal review processes and documentation over transactions, including hedge accounting transactions and reverse stock splits, through additional levels of review and involvement of external specialists, if necessary; (ii) creating a formal internal Accounting Review Commission within the Company to review non-recurring events, unusual transactions and their accounting impacts; (iii) improving regular and continuous accounting and financial reporting training programs; and (iv) enhancing our accounting policies, manuals and closing procedures to improve our period-end financial closing process with respect to the impact of non-recurring transactions ~~in general and~~, particularly with respect to hedge accounting ~~in particular~~and earnings per share calculations. We do not know the specific timeframe to fully remediate the material weaknesses. See “Risk Factors—We have identified ~~a~~ material weaknesses in our internal control over financial reporting.”

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